SCHEDULE 13D
                        (Amendment No. 8)
            Under the Securities Exchange Act of 1934

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       Morris Orens, Esq.
             Shereff, Friedman, Hoffman & Goodman, LLP
                         919 Third Avenue
                    New York, New York 10022
                         (212) 758-9500
   (Name, address and telephone number of person authorized to receive notices and communications)

                        October 18, 1999
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,154,683

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,154,683
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     100,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,254,683

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    40.68 %

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,313,680

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        100,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,313,680
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,413,680

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    17.67%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No. 515062107                                  Page 4 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            36,787

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          36,787
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     36,787

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .46%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 515062107                                  Page 5 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            88,660

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          88,660
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     88,660

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.11%

     14        TYPE OF REPORTING PERSON*
                     OO;IA

                                                     Page 6 of 9 Pages

To the extent set forth herein, this Amendment No. 8 amends and supplements the statement on Schedule 13D, as amended by amendment nos. 1, 2, 3, 4, 5, 6 and 7 (the "Statement"), filed by the Gotham Partners, L.P. ("Gotham"), Karenina Properties, LLC ("Karenina Properties") and Gotham Partners II, L.P. ("Gotham II" and collectively with Gotham, the "Funds"), relating to the Common Stock, $0.50 par value ("Common Stock" or "Shares"), of Landmark Land Company, Inc., a Delaware corporation (the "Company").

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Statement.

Item 2.   Identity and Background

Item 2 is hereby amended as follows:

This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Karenina Properties, LLC a New York limited liability company (the "Karenina Properties"), wholly-owned by Gotham, Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors") with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Karenina Properties, Gotham III and Gotham Advisors are together the "Reporting Persons."

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Effective October 1, 1998, Gotham II was dissolved. In connection with its dissolution, Gotham II distributed all of its assets and liabilities to withdrawing limited partners. The withdrawing limited partners who are qualified purchasers, contributed such assets and liabilities to Gotham in return for limited partnership interest therein. A withdrawing limited partner who is not a qualified purchaser, contributed such assets and liabilities to Gotham III in return for a limited partnership interest therein.

Each of Gotham, Karenina Properties and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

                                                    Page 7 of 9 Pages

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina") and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors.

Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham, Gotham III, and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of Gotham, Karenina Properties, Gotham III, Gotham Advisors, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

During the last five years, none of Gotham, Karenina Properties, Gotham III, Gotham Advisors, Gotham International, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after appropriate inquiry.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

 The aggregate purchase price of the Common Stock purchased by Gotham International and reported in this Amendment No. 8 was $605,220. All of the funds required for these purchases were obtained from the general funds of Gotham International.


Item 5.  Interest in Securities of the Issuer.
                                                        Page 8 of 9 Pages


Item 5 is hereby amended to give effect to transactions in Item 2.

Gotham, Karenina Properties, Gotham III and Gotham International collectively beneficially own 3,380,130 Shares of Common Stock, representing approximately 42.25% of the outstanding Common Stock as of the date of this Statement. Gotham beneficially owns an aggregate of 3,254,683 or 40.68% of the outstanding Shares, of which (i) 1,841,003 Shares are directly owned by Gotham,
(ii) 1,313,680 Shares are indirectly owned by Gotham through Karenina Properties, and (iii) 100,000 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Amendment No. 7 to the statement on
Schedule 13D incorrectly reported that Gotham had sole voting power over 1,976,686 shares, but Gotham only had sole voting power over 1,822,840 shares. Karenina Properties beneficially owns an aggregate of 1,413,680 or 17.67% of the outstanding Shares, of which (i) 1,313,680 Shares are directly owned by Karenina Properties, and (ii) 100,000 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Gotham III beneficially owns an aggregate of 36,787 or .46% of the outstanding Shares. Gotham International beneficially owns an aggregate of 88,660 or 1.11% of the outstanding Shares. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company as reported in the Company's Form 10Q dated September 30, 1991. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Karenina Properties, Gotham III and Gotham International).

     (b) Each of Gotham, Karenina Properties, Gotham III has sole power to vote and to dispose of all of the Common Stock directly owned by it. Each of Gotham and Karenina Properties has shared voting powers with respect to the 100,000 shares of Common Stock as to which Mr. Waxman gave them proxy. Gotham has sole power to vote and dispose of the shares of Common Stock owned by Karenina Properties. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.



      c) The tables below set forth information with respect to all purchases of Shares by the Purchaser, Gotham, Gotham III and Gotham International during the last sixty days. In each case, the transactions were effected through open-market purchases.

Date         Shares Purchased         Price per Share


Common Stock

Gotham International

07/28/99           45,000                 7.00
07/28/99            5,000                 7.00
10/14/99           33,460                 7.00
10/18/99            3,000                 7.00

                                                   Page 9 of 9 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 25, 1999

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President

               KARENINA PROPERTIES, LLC


                By: /s/ William A. Ackman
                      William A. Ackman
                      Manager




               GOTHAM PARTNERS III, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President


              GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member